Exhibit 99.1

St. John's, NL - July 29, 2021

FORTIS INC. RELEASES SECOND QUARTER 2021 RESULTS AND
SUSTAINABILITY UPDATE

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) released its second quarter results1 and 2021 Sustainability Update today.

Highlights
•Second quarter net earnings of $253 million, or $0.54 per common share
•    Adjusted net earnings2 of $0.55 per common share; strong growth over the second quarter of 2020 excluding the impact of foreign exchange
•    Capital expenditures of $1.7 billion in the first half of 2021; $3.8 billion annual capital plan on track
•Fortis has signed on as a supporter of the Task Force on Climate-Related Financial Disclosures
•Sustainability Update released today highlights a 15% reduction in Scope 1 emissions in 2020

"Throughout the quarter our employees remained focused on serving our customers safely and continued to execute our annual capital plan. Financial results for the second quarter, while impacted by a lower foreign exchange rate, reflect the underlying growth of our regulated utility investments and warmer weather in Arizona," said David Hutchens, President and Chief Executive Officer, Fortis. "Our Sustainability Update released today demonstrates our commitment, and ability, to meet our goal of reducing greenhouse gas emissions 75% by 2035. Transitioning to renewables and building the energy delivery infrastructure we need for a cleaner energy future is at the heart of our long-term strategy."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $253 million for the second quarter, or $0.54 per common share, a decrease of $21 million, or $0.05 per common share compared to the same period in 2020. The decrease was mainly due to a lower US-to-Canadian dollar exchange rate, resulting in a $24 million unfavourable variance compared to the same period in 2020. The decrease also reflected significant one-time items totalling $14 million recognized in the second quarter of 2020. The significant items included an adjustment to ITC's base return on common equity ("ROE"), partially offset by the finalization of US tax reform and associated regulations.

Excluding the impact of foreign exchange and the one-time items, Net Earnings for the second quarter of 2021 increased by $17 million, or $0.04 per common share. The increase reflected rate base growth, warmer weather and new customer rates in Arizona, and the ongoing recovery of the tourism industry in the Caribbean. This growth was partially offset by a lower income tax recovery at Corporate, the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek, and higher operating costs at Tucson Electric Power ("TEP"). In addition, earnings per share for the quarter reflected an increase in the weighted average number of common shares outstanding largely associated with the Corporation's dividend reinvestment program.

On a year-to-date basis, Net Earnings were $608 million, or $1.30 per common share, an increase of $22 million, or $0.04 per common share compared to the same period in 2020. Excluding the unfavourable impact of foreign exchange and the above noted one-time items, year-to-date Net Earnings increased by $68 million, or $0.15 per common share. The increase in earnings reflected the same factors discussed for the quarter, as well as the timing of losses recognized in the first half of 2020 on certain investments that support retirement benefits at TEP.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-US GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America and may not be comparable to similar measures presented by other entities. Fortis presents these non-US GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-US GAAP Reconciliation provided herein.

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Adjusted Net Earnings2
The Corporation reported adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings"), of $259 million for the second quarter, or $0.55 per common share, an increase of $1 million, or a $0.01 per common share decrease compared to the same period in 2020. Adjusted Net Earnings excludes one-time items and the impact of mark-to-market accounting for certain derivatives, as noted below. The variance in Adjusted Net Earnings and adjusted earnings per common share for the second quarter was due to the impact of the lower US-to-Canadian exchange rate, partially offset by strong operating growth at the Corporation's utilities.

Year-to-date Adjusted Net Earnings were $619 million, or $1.32 per common share, an increase of $46 million or $0.09 per common share compared to the same period in 2020. The change in Adjusted Net Earnings and adjusted earnings per common share reflected strong operating growth partially offset by the unfavourable impact of foreign exchange.

Non-US GAAP Reconciliation
Periods ended June 30	Quarter			Year-to-Date
($ millions, except earnings per share)	2021	2020	Variance	2021	2020	Variance
Net Earnings	253	274	(21)	608	586	22
Adjusting items:
Unrealized loss (gain) on mark-to-market of derivatives[3]	6	(2)	8	11	1	10
FERC base ROE decision[4]	—	(27)	27	—	(27)	27
US tax reform[5]	—	13	(13)	—	13	(13)
Adjusted Net Earnings	259	258	1	619	573	46
Adjusted basic earnings per share ($)	0.55	0.56	(0.01)	1.32	1.23	0.09

Sustainability
The Corporation released its 2021 Sustainability Update today including information on the Corporation’s progress to reduce emissions, updated sustainability key performance indicators and an announcement that Fortis is a supporter for the Task Force on Climate-Related Financial Disclosures ("TCFD").

Fortis achieved a 15% reduction in Scope 1 emissions in 2020 compared to 2019, equivalent to taking 400,000 vehicles off the road in one year. In 2021, TEP commissioned the 250-Megawatt ("MW") Oso Grande Wind project and now receives an additional 100-MW of solar power with 30-MW of battery storage. With the addition of these two energy systems, TEP has approximately 1,000-MW of renewable energy on its system and can produce more than 25% of its energy from renewable resources.

The Sustainability Update contains over 50 new key performance indicators including 14 that align with the Sustainability Accounting Standards Board ("SASB") standards. Fortis plans to further align with the SASB standards over time. By becoming a TCFD supporter, the Corporation has also committed to fully implement the TCFD recommendations including a climate scenario analysis to assess resiliency of its energy delivery businesses.

A press release with additional highlights as well as the complete 2021 Sustainability Update can be accessed on the Fortis website at www.fortisinc.com.

Capital Expenditures
The 2021 $3.8 billion capital plan is on track with $1.7 billion invested during the first six months. Higher forecast capital expenditures for the year are expected to offset the impact of a lower foreign exchange rate.

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3    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek
4    Represents prior period impacts of the May 2020 FERC base ROE decision
5    Represents income tax expense, reflecting the reversal of income tax recoveries recorded in prior periods, resulting from the finalization of US tax reform and associated with anti-hybrid regulations

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Outlook
The Corporation's long-term outlook remains unchanged. Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories. While uncertainty exists due to the COVID-19 Pandemic, the Corporation does not currently expect it to have a material financial impact in 2021.

The Corporation's $19.6 billion five-year capital plan is expected to increase midyear rate base from $30.5 billion in 2020 to $36.4 billion by 2023 and $40.3 billion by 2025, translating into three- and five-year compound annual growth rates of approximately 6.5% and 6.0%, respectively, using a constant foreign exchange rate. Beyond the five-year capital plan, Fortis continues to pursue additional energy infrastructure opportunities.

Fortis is transitioning to a cleaner energy future. Its corporate-wide target to reduce carbon emissions by 75% by 2035 represents avoided emissions equivalent to taking approximately 2 million cars off the road in 2035 compared to 2019 levels. Upon achieving this target, 99% of the Corporation's assets will be focused on energy delivery and renewable, carbon-free generation.

Additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the United States to facilitate the interconnection of cleaner energy including infrastructure investments associated with the proposed American Jobs Plan; natural gas resiliency investments in pipelines and liquefied natural gas infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects long-term growth in rate base will support earnings growth and the annual dividend growth guidance of approximately 6% through 2025. This dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information" below, including no material impact from the COVID-19 pandemic, the expectation of reasonable outcomes for regulatory proceedings and the successful execution of the five-year capital plan.

About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2020 revenue of $8.9 billion and total assets of $56 billion as at June 30, 2021. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine US states and three Caribbean countries.

Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2021 and 2021-2025; the 2035 carbon emissions reduction target and projected asset mix; the expectation that higher forecast capital expenditures for the year will offset the impact of a lower foreign exchange rate; the expectation that the COVID-19 Pandemic will not have a material financial impact in 2021; forecast rate base and rate base growth for 2023 and 2025; additional growth and expansion opportunities beyond the capital plan, including the Lake Erie Connector Project; targeted average annual dividend growth through 2025; and the expectation that long-term growth in rate base will support earnings and dividend growth.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from the COVID-19 pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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Teleconference to Discuss Second Quarter 2021 Results

A teleconference and webcast will be held on July 29, 2021 at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer, will discuss the Corporation's second quarter 2021 results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until August 29, 2021. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 6498584.

Additional Information
This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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